News Release	AMEX, TSX Symbol: NG

NovaGold Mails Offer to Pioneer’s Shareholders

June 27, 2006 – Vancouver - NovaGold Resources Inc. (AMEX/TSX: NG) announced that today it has mailed its formal offer and takeover bid circular to shareholders of Pioneer Metals Corporation (TSX:PSM). NovaGold’s all cash $0.57 per share offer to acquire all of the outstanding shares of Pioneer will be open for acceptance until 9:00 p.m., Vancouver time, on July 25, 2006.

NovaGold commenced its offer on June 19, 2006 by filing its takeover bid materials with securities regulators and publishing advertisements in the National Post and La Presse newspapers.

Rick Van Nieuwenhuyse, CEO of NovaGold, stated: “NovaGold is confident that Pioneer’s shareholders will recognize this as a very fair and fullsome offer, and that it represents significant value for their shares”.

About NovaGold

NovaGold is rapidly advancing three of North America's largest undeveloped gold and copper deposits: the Galore Creek copper-gold project, the Donlin Creek gold project in partnership with Barrick Gold, the high-grade Ambler copper-zinc-silver-gold project in partnership with Rio Tinto, as well as the NovaGold's Nome Operations including: Rock Creek, Big Hurrah and Nome Gold. NovaGold has one of the largest resource bases of any exploration or development stage precious metals company. More information is available online at: www.novagold.net or by e-mail at: info@novagold.net

For more information about NovaGold contact:

Rick Van Nieuwenhuyse, President & CEO	Don MacDonald, CA, Senior Vice President & CFO

Telephone: (604) 669-6227 or Toll Free 1-866-669-6227

The Information Agent for the Offer is:

Kingsdale Shareholder Services Inc.
The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario M5X 1E2

North American Toll Free Phone: 1-866-833-6977
Outside North America, Banks and Brokers Call Collect: 416-867-2272
email: contactus@kingsdaleshareholder.com

The Financial Advisor and Dealer Manager for the Offer is RBC Capital Markets

In Canada:	In the United States:

RBC Dominion Securities Inc.	RBC Capital Markets Corporation

200 Bay Street, 4th Floor	Two Embarcadero Center
Toronto, Ontario	Suite 1200
M5J 2N7	San Francisco, California, U.S.A. 94111

Telephone: (416) 842-7728	Toll Free: 1-866-370-5735
Toll Free: 1-866-370-5735

Forward Looking Statements: This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including: risks related to the exploration stage of the NovaGold’s projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices; and other risks and uncertainties described in NovaGold’s registration statement on Form 40-F and Reports on Form 6-K filed with or furnished to the U.S. Securities and Exchange Commission and in NovaGold’s most recent Annual Information Form filed with Canadian securities regulators. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect” and “intend” and statements that an event or result “may”, “will”, “should”, “could” or “might” occur or be achieved and other similar expressions. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements. NovaGold disclaims any intention or obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements in this Press Release are qualified by this cautionary statement.